                                                                    Exhibit 99.1

[LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               SECOND QUARTER 2001

         THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2000.

         CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS BELIEVES, ANTICIPATES, ESTIMATES, EXPECTS, AND WORDS OF SIMILAR IMPORT, CONSTITUTE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S FILINGS WITH SEDAR AND THE U.S. SECURITIES AND EXCHANGE COMMISSION.

GENERAL

         Celestica is a leading provider of electronics manufacturing services to OEMs worldwide and is the third-largest EMS provider in the world with 2000 revenue of $9.8 billion. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex PCAs and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products. Celestica operates facilities in North America, Europe, Asia and Latin America.

         Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in Note 24 to the fiscal 2000 Consolidated Financial Statements.

ACQUISITIONS

         A significant portion of Celestica's growth has been generated by the strengthening of its customer relationships and increases in the breadth of its service offering through facility and business acquisitions.

2000 ACQUISITIONS:

         In February and May, 2000, the Company acquired certain assets from the Enterprise Systems Group and Microelectronics Division of IBM in Rochester, Minnesota and Vimercate and Santa Palomba, Italy, respectively, for a total purchase price of $470.0 million. The purchase price, including capital assets, working capital and intangible assets, was financed with cash on hand. The Company signed two three-year strategic supply agreements with IBM to provide a complete range of electronics manufacturing services, with estimated annual revenue of approximately $1.5 billion. The Rochester, Minnesota operation provides printed circuit board assembly and test services. The Vimercate operation provides printed circuit board assembly services and the Santa Palomba operation provides system assembly services. Approximately 1,800 employees joined Celestica.

         In June 2000, Celestica acquired NDB Industrial Ltda., NEC Corporation's wholly-owned manufacturing subsidiary in Brazil. The Company signed a five-year supply agreement to manufacture NEC communications network equipment for the Brazilian market, with estimated revenue of approximately $1.2 billion over the five-year term of the agreement. Approximately 680 employees joined Celestica. This acquisition enhanced the Company's presence in South America and put Celestica in a leadership position with communications and Internet infrastructure customers. In August 2000, the Company acquired Bull Electronics Inc., the North American contract manufacturing operation of Groupe Bull of France. The operations, which are located in Lowell, Massachusetts, have enhanced the Company's service offerings in the New England area. In November 2000, Celestica acquired NEC Technologies (UK) Ltd., in Telford, UK, which enhanced the Company's wireless communications capacity in

Europe. The aggregate price for these three acquisitions in 2000 was $169.8 million. In 2000, Celestica established a greenfield operation in Singapore.

2001 ACQUISITIONS:

         In January 2001, Celestica acquired Excel Electronics, Inc. through a merger with Celestica (US) Inc. which enhanced the Company's prototype service offering in the Southern region of the United States. In February 2001, Celestica acquired certain manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. The Company signed a three-year supply agreement with estimated revenue of more than $1 billion over the three-year term of the agreement. Approximately 1,150 employees joined Celestica. This acquisition expanded the Company's business relationship with Motorola, a leading telecom wireless customer. In March 2001, Celestica acquired certain assets relating to a repair business from N.K. Techno Co. Ltd which expanded the Company's presence in Japan. Celestica also established a greenfield operation in Shanghai.

         In May 2001, Celestica acquired certain assets in Little Rock, Arkansas and Denver, Colorado from Avaya Inc. and also entered into agreements to purchase additional assets in the United States and France, to be completed in phases during the third quarter of 2001. Upon completion of the acquisition the total purchase price will be approximately $200 million and approximately 1,400 employees are expected to join Celestica. The Company signed a five-year supply agreement with estimated revenue of approximately $4 billion over the term of the agreement. In June 2001, Celestica acquired Sagem CR s.r.o. in the Czech Republic, from Sagem SA of France which enhanced the Company's presence in Central Europe. The aggregate price for acquisitions completed in the first half of 2001 was $150.1 million, of which $148.1 million was financed with cash.

         In May 2001, the Company entered into an agreement to acquire Primetech Electronics Inc. (Primetech). This acquisition will provide Celestica with additional high complexity manufacturing capability while expanding the Company's global customer base. Primetech is an EMS provider with two facilities in Canada and approximately 700 employees. The shareholders of Primetech are entitled to receive 0.22 subordinate voting shares of Celestica for each share of Primetech. The share exchange ratio will be subject to adjustments on closing. The total purchase price is estimated to be approximately C$265 million (US$175 million). This acquisition is subject to Primetech shareholder and court approvals and is expected to close in the third quarter of 2001.

         In June 2001, the Company entered into an agreement to acquire Omni Industries Limited (Omni). Omni is an EMS provider, headquartered in Singapore, with a presence in Asia, with locations in Singapore, Malaysia, China, Indonesia and Thailand. The company is also represented in the United States and Mexico, and has approximately 9,000 employees. Omni provides printed circuit board assembly and system assembly services, as well as other related supply chain services including plastic injection molding, IC equipment, substrates and distribution. Omni manufactures products for industry leading OEM's in the PC, storage and communications sectors. This acquisition will significantly enhance Celestica's EMS presence in Asia. The shareholders of Omni are entitled to receive 0.045 subordinate voting shares of Celestica for each share of Omni or, at the holder's election, cash consideration of S$4.25, subject to the aggregate cash limit of S$860 million (approximately US$475 million). The total purchase price is estimated to be approximately US$890 million. The acquisition is subject to Omni shareholder and court approvals and is expected to close in the fourth quarter of 2001.

         In July 2001, the Company entered into an agreement with Lucent Technologies Inc. to acquire certain assets. The purchase price is expected to be approximately $550 million to $650 million and will be financed with cash. The Company also signed a five-year supply agreement with estimated revenue of up to $10 billion over the term of the agreement. This acquisition is subject to regulatory approvals and is expected to close in the third quarter of 2001.

         Consistent with its past practices and as a normal course of business, Celestica maybe engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in several industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue any current discussions and actively pursue other acquisition opportunities.

RESULTS OF OPERATIONS

         Celestica's revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, component supply availability, and the timing of acquisitions. There is no certainty that the historical pace of Celestica's acquisitions will continue in the future.

         Celestica's contracts with its key customers generally provide a framework for its overall relationship with the customer. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

         Celestica's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in materials costs, and relative mix of value add products and services. The level and timing of a customer's orders will vary due to the customer's attempt to balance its inventory, changes in its manufacturing strategy and variation in demand for its products. Celestica's annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage inventory and capital assets effectively, the timing of expenditures in anticipation of increased sales, the timing of acquisitions and related integration costs, customer product delivery requirements and shortages of components or labour. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

         The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:


                                                THREE MONTHS ENDED     SIX MONTHS ENDED
                                                      JUNE 30,              JUNE 30,
                                                ------------------     ----------------
                                                  2000       2001       2000       2001
                                                --------   --------    --------  --------
Revenue ....................................     100.0%     100.0%     100.0%     100.0%
Cost of sales ..............................      93.0       92.8       93.1       92.8
                                                --------   --------    --------  --------
Gross profit ...............................       7.0        7.2        6.9        7.2
Selling, general and administrative expenses       3.5        3.2        3.5        3.3
Amortization of intangible assets ..........       0.9        1.1        0.9        1.1
Integration costs related to acquisitions ..       0.2        0.3        0.2        0.2
Other charges ..............................         -        2.0          -        1.0
                                                --------   --------    --------  --------
Operating income ...........................       2.4        0.6        2.3        1.6
Interest income, net .......................      (0.2)      (0.1)      (0.2)      (0.1)
                                                --------   --------    --------  --------
Earnings before income taxes ...............       2.6        0.7        2.5        1.7
Income taxes ...............................       0.6        0.1        0.7        0.4
                                                --------   --------    --------  --------
Net earnings ...............................       2.0%       0.6%       1.8%       1.3%
                                                --------   --------    --------  --------
                                                --------   --------    --------  --------


ADJUSTED NET EARNINGS

         As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica uses adjusted net earnings as a measure of operating performance on an enterprise-wide basis. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly restructuring) and the related income tax effect of these adjustments. Adjusted net earnings is not a measure of performance under Canadian GAAP or U.S. GAAP. Adjusted net earnings should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP or as a measure of operating performance or profitability. The following table reconciles net earnings to adjusted net earnings:



                                               THREE MONTHS ENDED       SIX MONTHS ENDED
                                                      JUNE 30,               JUNE 30,
                                               --------------------    --------------------
                                                 2000        2001        2000        2001
                                               --------    --------    --------    --------
                                                   (IN MILLIONS)           (IN MILLIONS)
Net earnings ...............................   $  41.4     $  15.8     $  67.5     $  70.6
Amortization of intangible assets ..........      19.2        28.1        34.5        57.7
Integration costs related to acquisitions ..       4.9         7.8         5.6        10.1
Other charges ..............................         -        53.2           -        57.0
Income tax effect of above .................      (1.8)      (11.8)       (4.4)      (15.0)
                                               --------    --------    --------    --------
Adjusted net earnings ......................   $  63.7     $  93.1     $ 103.2     $ 180.4
                                               --------    --------    --------    --------
                                               --------    --------    --------    --------
As a percentage of revenue .................       3.0%        3.5%        2.8%        3.4%
                                               --------    --------    --------    --------
                                               --------    --------    --------    --------


REVENUE

         Revenue increased 27% to $2,660.7 million for the three months ended June 30, 2001 from $2,091.9 million for the same period in 2000. Revenue for the six months ended June 30, 2001 increased 45% to $5,353.3 million from $3,704.2 million for the same period in 2000. This increase in revenue was primarily through acquisitions and was driven principally by customers in the communications, storage and server industries. Organic revenue increases were smaller due to the overall softening of demand experienced in 2001. The Company defines organic revenue as revenue excluding the business from operations acquired in the preceding comparable period. Sequentially, revenue was flat compared to the three months ended March 31, 2001, due to the continued economic slowdown.

         Revenue from the Americas operations grew 14% to $1,712.8 million for the three months ended June 30, 2001 from $1,499.2 million for the same period in 2000 and increased 27% to $3,408.4 million for the six months ended June 30, 2001 from $2,680.0 million for the same period in 2000. Revenue from European operations grew 60% to $839.0 million for the three months ended June 30, 2001 from $525.0 million for the same period in 2000 and increased 100% to $1,743.9 million for the six months ended June 30, 2001 from $872.9 million for the same period in 2000. Revenue from Asian operations increased 3% to $196.9 million for the three months ended June 30, 2001 from $191.4 million for the same period in 2000 and 19% to $411.9 million for the six months ended June 30, 2001 from $345.9 million for the same period in 2000. Inter-segment revenue for the three and six months ended June 30, 2001 was $88.0 million and $210.9 million, respectively, compared to $123.7 million and $194.6 million for the same period in 2000.

         Revenue from customers in the communications industry for the three and six months ended June 30, 2001 increased to 32% and 33% of revenue, respectively, compared to 28% and 29% of revenue for the same periods in 2000. Revenue from customers in the server-related business for the three and six months ended June 30, 2001 increased to 33% and 32% of revenue, respectively, compared to 31% and 28% of revenue for the same periods in 2000, mainly as a result of the IBM acquisitions in February and May, 2000.

         The following customers represented more than 10% of total revenue for each of the indicated periods:


                              THREE AND SIX
                              MONTHS ENDED
                                  JUNE 30,
                             ---------------
                              2000     2001
                             ------   ------
Sun Microsystems.......          -        -
IBM....................          -        -
Hewlett-Packard........          -


         Celestica's top five customers represented in the aggregate 63% and 65% of total revenue for the three and six months ended June 30, 2001, respectively, compared to 71% and 69% of total revenue for the same periods last year. The Company is dependent upon continued revenue from its top five customers. There can be no guarantee that revenue from these or any other customers will not increase or decrease as a percentage of consolidated revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations.

GROSS PROFIT

         Gross profit increased 32% to $192.2 million for the three months ended June 30, 2001 from $145.8 million for the same period in 2000. Gross margin increased to 7.2% for the three months ended June 30, 2001 from 7.0% for the same period in 2000 as a result of supply chain initiatives, improved utilization at several sites and continued focus on costs. Gross profit increased 50% to $385.5 million for the six months ended June 30, 2001 from $256.4 million for the same period in 2000. Gross margin increased to 7.2% for the six months ended June 30, 2001 from 6.9% for the same period in 2000. Gross margin for the three and six months ended June 30, 2001 was consistent with the gross margin for the three months ended March 31, 2001.

         For the foreseeable future, the Company's gross margin is expected to depend primarily on product mix, production efficiencies, utilization of manufacturing capacity, start-up activity, new product introductions, and pricing within the electronics industry. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Changes in product mix, additional costs associated with new product introductions and price erosion within the electronics industry could adversely affect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative (SG&A) expenses increased 18% for the three months ended June 30, 2001 to $86.4 million (3.2% of revenue) from $73.5 million (3.5% of revenue) for the same period in 2000. SG&A expenses increased 33% for the six months ended June 30, 2001 to $175.4 million (3.3% of revenue) from $131.5 million (3.5% of revenue) for the same period in 2000. The increase in expenses was primarily due to operations acquired during 2000 and 2001. SG&A expenses continue to increase year over year at a slower rate than revenue.

         Research and development (R&D) costs of $2.4 million (0.1% of revenue) were incurred for the three months ended June 30, 2001 compared to $4.9 million (0.2% of revenue) for the same period in 2000. R&D costs for the six months ended June 30, 2001 were $8.9 million, compared to $9.2 million for the same period of 2000.

INTANGIBLE ASSETS AND AMORTIZATION

         Amortization of intangible assets increased to $28.1 million for the three months ended June 30, 2001 from $19.2 million for the same period in 2000. Amortization of intangible assets increased to $57.7 million for the six months ended June 30, 2001 from $34.5 million for the same period in 2000. The increase is attributable to the intangible assets arising from the 2000 and 2001 acquisitions, with the largest portion relating to the IBM and NEC acquisitions. The excess of the purchase price paid over the fair value of tangible assets acquired in the acquisitions completed in 2000 and 2001 totalled $346.1 million and has been allocated to goodwill, intellectual property and other intangible assets.

         At June 30, 2001, intangible assets represented 9% of Celestica's total assets compared to 10% at December 2000.

INTEGRATION COSTS RELATED TO ACQUISITIONS

         Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

         Integration costs were $7.8 million and $10.1 million for the three and six months ended June 30, 2001 compared to $4.9 million and $5.6 million for the same periods in 2000. The integration costs incurred in 2001 primarily relate to the IBM, Motorola and Avaya acquisitions.

         Integration costs vary from period to period due to the timing of acquisitions and related integration activities. Celestica expects to incur additional integration costs in 2001 as it completes the integration of its 2000 and 2001 acquisitions. Celestica will incur future additional integration costs as the Company continues to make acquisitions as part of its growth strategy.

OTHER CHARGES

         Other charges are non-recurring items or items that are unusual in nature. For the three and six months ended June 30, 2001, Celestica incurred $53.2 million and $57.0 million respectively in other charges.

         In the first quarter of 2001, the Company was impacted by numerous order reductions, rescheduling and cancellations. The Company believes that this was consistent with the EMS industry, in general. This resulted in a sequential decline in revenue from the fourth quarter of 2000 to the first quarter of 2001, and flat revenue from the first to the second quarter. The Company has taken actions to resolve surpluses as a result of the current market slowdown. In the second quarter of 2001, these actions included facility consolidations and a workforce reduction. Employee terminations were made across all geographic regions with the majority being manufacturing and plant employees. The company took a non-cash charge to write-down certain long-lived assets in Canada, the United States, Europe and Mexico. These write-downs relate to machinery and equipment, buildings and improvements, which have become impaired as a result of the rationalization of facilities. A further description of the charges taken is included in Note 5 to the interim consolidated financial statements for June 30, 2001 contained in the Company's quarterly filings.

         The Company expects to record an additional charge of between $30 million and $40 million in the third quarter as it continues to rationalize the cost structure, of which approximately one half could represent non-cash charges.

         The Company expects to benefit from the restructuring measures of the second and third quarters, through margin improvement and reduced operating costs, in the upcoming quarters. These savings are primarily from reduced employee-related costs. The Company expects to complete the major components of the restructuring plan by the first quarter of 2002. Cash outlays are funded from cash on hand.

         Celestica did not incur any "other charges" in 2000.

INTEREST INCOME, NET

         Interest income, net of interest expense, for the three and six months ended June 30, 2001 amounted to $2.4 million and $5.9 million, respectively, compared to $6.3 million and $8.1 million for the same periods in 2000. The Company continued to earn interest income on its cash balance which more than offset the interest expense incurred on the Company's Senior Subordinated Notes. The decrease in interest income in the second quarter is a result of lower interest rates and lower average cash balances for the three months ended June 30, 2001 compared to the same period in 2000.

INCOME TAXES

          Income tax expense for the three months ended June 30, 2001 was $3.3 million, reflecting an effective tax rate of 17%, compared to an income tax expense of $13.1 million and an effective tax rate of 24% for the same period in 2000. The Company's effective tax rate decreased to 17% in the second quarter of 2001 as a result of the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include special tax holidays or similar tax incentives that Celestica has negotiated with the respective tax authorities, as well as new tax arrangements that became effective this quarter.

         Income tax expense for the six months ended June 30, 2001 was $20.6 million, reflecting an effective tax rate of 23%, compared to an income tax expense of $25.4 million and an effective tax rate of 27% for the same period in 2000.

         Celestica has recognized a net deferred tax asset at June 30, 2001 of $92.8 million compared to $83.5 million at December 31, 2000. This relates to the recognition of net operating losses and future income tax deductions available to reduce future years' income for income tax purposes. Celestica's current projections demonstrate that it will generate sufficient taxable income in the future to realize the benefit of these deferred income tax assets in the carry-forward periods. These losses will expire over a 15-year period commencing in 2006.



LIQUIDITY AND CAPITAL RESOURCES

         For the three months ended June 30, 2001, operating activities provided Celestica with $212.2 million in cash compared to the use of cash from operating activities of $166.1 million for the same period in 2000. Cash was generated from earnings, a reduction in inventory and the collection of certain recoverable commodity taxes. For the six months ended June 30, 2001, Celestica used cash of $48.6 million from operating activities compared to the use of cash of $140.4 million for the same period in 2000.

         Investing activities for the six months ended June 30, 2001 included capital expenditures of $136.1 million and $148.1 million for acquisitions. See "2001 Acquisitions". Investing activities for the six months ended June 30, 2000 included capital expenditures of $97.9 million and $596.7 million for the IBM and NEC acquisitions, respectively.

          In late May 2001, Celestica issued 12.0 million subordinate voting shares for gross proceeds of $714.0 million less expenses and underwriting commissions of $10.0 million (pre-tax). In March 2000, Celestica issued 16.6 million subordinate voting shares for gross proceeds of $757.4 million less expenses and underwriting commissions of $26.8 million (pre-tax).


CAPITAL RESOURCES

         Celestica has two $250 million global, unsecured, revolving credit facilities, each provided by a syndicate of lenders. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. The credit facilities are available until July 2003 and April 2004, respectively. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and a change in control is an event of default. Both facilities were amended effective June 8, 2001. No borrowings were outstanding under the revolving credit facilities at June 30, 2001 or December 31, 2000.

         In early August 2001, Celestica announced the completion of a new four-year extendible, unsecured, revolving credit facility for $500 million, provided by a syndicate of lenders. The facility is available for general corporate purposes, including acquisitions. The Company now has a total of $1 billion in revolving credit facilities.

         The only other financial covenant in effect is a debt incurrence covenant contained in Celestica's Senior Subordinated Notes due 2006. This covenant is based on Celestica's fixed charge coverage ratio, as defined in the indenture governing the Senior Subordinated Notes.

         Celestica was in compliance with all debt covenants as at June 30, 2001 and December 31, 2000.

         Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its global, unsecured, revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months, as well as previously announced acquisitions. The Company expects capital spending for 2001 to be approximately $200 million to $250 million. At June 30, 2001, Celestica had committed $37 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities, and may therefore require additional debt or equity financing.

         Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs and costs of locally sourced supplies and inventory) are primarily denominated in Canadian dollars, British pounds sterling, Euros and Mexican pesos. As a result, Celestica may experience transaction and translation gains or


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


losses because of currency fluctuations. At June 30, 2001, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $1,426 million with expiry dates up to December 2002. The fair value of these contracts at June 30, 2001, was an unrealized loss of $13.5 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and involves entering into contracts to sell U.S. dollars to purchase Canadian dollars, British pounds sterling, Mexican pesos, Singapore dollars and Euros at future dates. In general, these contracts extend for periods of less than 19 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful.

RECENT DEVELOPMENTS

         In July 2001, Celestica announced that it would incur additional restructuring charges of $30 to $40 million in the third quarter as it continues to rationalize its cost structure. See "Other charges".

         In July 2001, Celestica announced it has entered into agreements with Lucent Technologies. See "2001 Acquisitions".

RECENT ACCOUNTING DEVELOPMENTS

         The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company will implement SFAS No. 133 for its year ended December 31, 2001 for purposes of the U.S. GAAP reconciliation. In accordance with the new standard, the Company accounts for its existing foreign currency contracts as cash flow hedges.

         In the first quarter of 2001, Celestica adopted retroactively the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500 "Earnings per Share", which requires the use of the treasury stock method for calculating diluted earnings per share. This change results in earnings per share calculations which are consistent with United States generally accepted accounting principles. Previously reported diluted earnings per share have been restated to reflect this change.

         In July 2001, the FASB issued SFAS No. 141 and SFAS No. 142 and the CICA approved Handbook Section 1581 "Business Combinations"and 3062 "Goodwill and Other Intangible Assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. Upon adoption of the standards beginning January 1, 2002, the Company will discontinue amortization for goodwill and test for impairment using the new standards. Effective July 1, 2001 and for the remainder of the fiscal year, goodwill acquired in business combinations completed after June 30, 2001, will not be amortized and impairment testing will be based on existing standards. The Company is currently determining the impact of the new standards. It is likely that the elimination of the amortization on goodwill will have a material impact on the Company's financial statements.


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